[redacted]

SECURITIE 05038932 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51529 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KBC Financial Products USA Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**140 East 45th Street, 41st floor**
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Anna DiFilippo** **212-845-2833**

(Area Code - Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, DC 179 SECTION

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Anna DiFilippo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KBC Financial Products USA Inc. as of December, 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**Officers and/or Directors of the firm have proprietary interests in hedge funds and/or registered investment companies that have accounts with the Firm which are classified as customers. Additionally, Directors of the Firm serve as Directors of other affiliated entities that have accounts with the Firm that are classified as customers.**

Signature

**Executive Vice President**
Title

Notary Public

STEPHEN P. KING
Notary Public, State of New York
No. 02KI6076951
Qualified in New York County
Commission Expires 7/1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

KBC Financial Products USA Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2004

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2005

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2004
*(in thousands)*

| | |
|---|---|
| **Assets** | |
| Cash segregated in compliance with federal regulations | $ 11,878 |
| Financial instruments owned | 1,101,319 |
| Receivables: | |
| Customers | 55,879 |
| Clearing broker | 642,620 |
| Brokers, dealers and others | 23,359 |
| Receivables from affiliates | 5,064 |
| Other assets | 27,571 |
| Total assets | $1,867,690 |
| | |
| **Liabilities and stockholder's equity** | |
| Short-term borrowings from affiliates | $ 798,272 |
| Financial instruments sold, not yet purchased | 688,375 |
| Payables: | |
| Customers | 17,141 |
| Brokers, dealers and others | 61,746 |
| Obligation to return collateral received | 10,500 |
| Payables to affiliates | 2,205 |
| Other liabilities and accrued expenses | 2,590 |
| Total liabilities | 1,580,829 |
| | |
| Stockholder's equity | 286,861 |
| Total liabilities and stockholder's equity | $1,867,690 |

*The accompanying notes are an integral part of this statement.*

KBC Financial Products USA Inc.

Notes to Statement of Financial Condition

December 31, 2004

**1. Organization**

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and the International Securities Exchange. The Company's primary business is to act as a broker or dealer in certain securities (principally convertible bonds, high yield bonds, equity linked securities and related securities), with or through financial and non-financial institutions. The Company also acts as agent for certain of its affiliates in their transactions with U.S. customers. From time to time, the Company also engages in proprietary trading activities for its own account.

**2. Significant Accounting Policies**

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. It is expected that such estimates will differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments are recorded on a trade date basis. In accordance with industry practice, customer transactions are recorded on a settlement date basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

Financial instruments owned, Financial instruments sold, not yet purchased and contractual commitments arising pursuant to futures are recorded at fair value. Fair value for exchange-traded instruments is based on quoted market prices. Fair value for exchange-traded instruments where quoted market prices are not readily available and over-the-counter financial instruments is based on other relevant factors, including dealer price quotations, trade prices, and price activity for underlying instruments.

**2. Significant Accounting Policies (continued)**

Foreign-denominated trading assets and liabilities are revalued at prevailing exchange spot rates.

Clearing broker balances are presented on a net basis in instances where management believes that a legal right of set-off exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The Company records income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which requires, among other things, all derivatives to be recorded on the statement of financial condition at fair value.

The Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIEs") (revised December 2003) ("FIN 46-R"). FIN 46-R requires a Company to evaluate its contractual, ownership, or other pecuniary interest in a VIE, as defined by FIN 46-R, that change with changes in the fair value of the VIE's net assets (exclusive of variable interests) to determine whether it is required to consolidate the VIE. The adoption of FIN 46-R did not have a material effect on the Company's statement of financial condition.

**3. Receivables from Clearing Broker**

Receivables from clearing broker reflect net proceeds generated primarily from cash received from short sales, margin requirements and borrowings from the clearing broker. In addition, net receivables and payables relating to unsettled trades are reflected in the net clearing broker receivables balance.

**4. Short-Term Borrowings**

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates. The short-term borrowings have varying maturities ranging between one and ninety days. The short-term borrowings outstanding at December 31, 2004 have a weighted average interest rate of 2.42%. The amount of funding and interest outstanding and payable at December 31, 2004 is reflected as Short-term borrowings from affiliates.

**5. Related Party Transactions**

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company.

The Parent has agreed to make available to the Company, under a licensing arrangement, certain intellectual property. In connection with this arrangement, the Company pays the Parent a royalty.

Receivables from affiliates of approximately $2.7 million represents amounts due in respect of the above at December 31, 2004. Any such balances are payable on demand and are typically settled in the normal course of business.

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions are included in Receivables from and Payables to brokers, dealers and others and approximate $23 million and $61.3 million, respectively, at December 31, 2004. In connection with these transactions and related services, the Company receives a fee from its affiliates. In addition, the Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements.

In addition, the Company has agreed to make available to its affiliates, under a sublicensing agreement, certain intellectual property licensed to the Company by the Parent. In connection with this arrangement, the affiliates pay the Company a royalty.

Receivables from and Payables to affiliates of approximately $2.4 million and $2.2 million, respectively, represent amounts due in respect of the above agreements at December 31, 2004.

**5. Related Party Transactions (continued)**

In the normal course of business, the Company transacts in securities with its affiliates. Receivables from clearing broker include net payables of approximately $19.3 million relating to such pending trades with clearing broker at December 31, 2004.

**6. Net Capital and Other Regulatory Requirements**

As a registered broker-dealer and member of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2004, the Company's net capital approximates $76.8 million, which exceeds the minimum requirement by approximately $75.2 million.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof.

**7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased**

At December 31, 2004, Financial instruments owned and Financial instruments sold, not yet purchased by the Company are comprised as follows:

| | Financial Instruments Owned | Financial Instruments Sold, Not Yet Purchased |
|---|---|---|
| | *(in thousands)* | |
| Common and preferred securities | $ 293,251 | $ 370,906 |
| Corporate and other debt securities | 763,518 | 249,506 |
| Options contracts and warrants | 44,550 | 67,963 |
| Total | $ 1,101,319 | $ 688,375 |

## 7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price and, thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to purchase such financial instruments may exceed the amount reflected in the statement of financial condition.

## 8. Derivative Financial Instruments

Derivatives are financial instruments, such as futures or options contracts and warrants, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments or rights to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on specific terms of the contract with reference to specified rates, securities, commodities or indices.

In the normal course of business, the Company enters into transactions in exchange-traded derivative financial instruments to manage its exposure to various market risks and in connection with facilitating customer trading activities. Such derivative financial instruments include financial futures and options contracts and warrants.

These derivative financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

The fair value of the Company's derivative financial instruments as of December 31, 2004 is as follows:

| | Assets | Liabilities |
|---|---|---|
| | *(in thousands)* | |
| Futures contracts | $ (113) | $ – |
| Options contracts and warrants | 44,550 | 67,963 |

The fair value of futures contracts is recorded in Receivables from brokers, dealers and others. The fair value of options contracts and warrants are recorded in Financial instruments

**8. Derivative Financial Instruments (continued)**

owned and Financial instruments sold, not yet purchased. The methods used to determine fair value are disclosed in footnote 2, "Significant Accounting Policies."

**9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

With the exception of over-the-counter options contracts and certain foreign-denominated securities transactions as discussed below, the Company's transactions in financial instruments are cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Brokers against various margin obligations of the Company or deposited with such Clearing Brokers for safekeeping purposes.

The Company maintains a portion of its short-term liquidity in the form of additional margin borrowings available from the Clearing Brokers. This subjects the Company to liquidity risk should the Clearing Brokers choose to decrease the collateralized margin borrowings currently made available to the Company.

The Company's customers and counterparties primarily consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

As a securities broker dealer, the Company is subject to concentration risk by holding positions in certain types of securities or issued by issuers located in a particular country or engaged in a particular industry. The Company manages such risk through the use of hedging strategies. At December 31, 2004, the Company's securities positions are primarily issued by U.S. companies in the technology, financial, health care, consumer, energy and industrial sectors.

Certain customer securities transactions of the Company are cleared on a fully disclosed basis by one of its clearing brokers pursuant to a clearance agreement. While this clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify this clearing broker for certain losses that this clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2004, customer debit balances maintained by this clearing broker approximate $32.6 million. These debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, have substantially been settled by this clearing broker subsequent to December 31, 2004.

**9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)**

Additionally, transactions in foreign securities for which the Company acts as agent for its foreign affiliates, are cleared, on a delivery-versus-payment basis, through affiliates of the Company in accordance with SEC Rules and interpretations. Such activities expose the Company to credit risk in the event a customer or the Company's affiliates are unable to fulfill their contracted obligations, and margin deposits, where applicable, are not sufficient to fully cover losses incurred by such party. In the event a customer or the Company's affiliates fail to fully satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill such party's obligations. The Company seeks to control the risks associated with customer activities by monitoring customer trades and taking appropriate action. From time to time, the Company obtains cash as collateral from its affiliates in connection with such transactions. Cash obtained as collateral at December 31, 2004 is reflected in Obligation to return collateral received.

**10. Income Taxes**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. SFAS 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. As of December 31, 2004, the Company has a net deferred tax asset of $27.1 million, which is included in Other assets. The Company's net deferred tax asset at December 31, 2004, consists primarily of accrued bonus expense. The deferred tax asset is not offset by any valuation allowance. As of December 31, 2004, the Company had federal and state and local taxes payable to its Parent of $1.2 million and $1.1 million, respectively. These amounts are included in Other liabilities and accrued expenses.